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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           ---------------------------


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934



                   Logal Educational Software and Systems Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                       Ordinary Shares, NIS 0.01 Par Value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                    M6777Q106
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              David W. Sloan, Esq.
           Proskauer Rose LLP, 1585 Broadway, New York, NY 10036-8299
                               Tel: (212) 969-3355
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 21, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|

          Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 11 Pages)
                                    --------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



(SC13D-07/98)

CUSIP No. M6777Q106              SCHEDULE 13D                Page 2  of 11 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS                          EVISIONLLC.COM, LLC

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS                                   OO (See Item 3)



--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION             State of Delaware, U.S.


--------------------------------------------------------------------------------
               7    SOLE VOTING POWER                        3,226,918

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER                      0
BENEFICIALLY

  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER                   3,226,918

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER                 0
    WITH


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                             3,226,918


--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      54.5%



--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON                                OO(LLC)



--------------------------------------------------------------------------------

CUSIP No. M6777Q106              SCHEDULE 13D                Page 3  of 11 Pages




--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS                          SHG.COM LLC*

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS                                   OO (See Item 3)



--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION             State of Delaware, U.S.


--------------------------------------------------------------------------------
               7    SOLE VOTING POWER                        0

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER                      3,226,918*
BENEFICIALLY

  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER                   0

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER                 3,226,918*
    WITH


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                             3,226,918*


--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      54.5%*



--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON                                OO(LLC)



--------------------------------------------------------------------------------

        *As a member owning 16.67% of EVISIONLLC.COM, LLC. The Reporting
      Person disclaims beneficial ownership of the Ordinary Shares held by
        Evisionllc.com, LLC other than its ownership percentage therein.

CUSIP No. M6777Q106              SCHEDULE 13D                Page 4  of 11 Pages




--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS                          GOG LLC*

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS                                   OO (See Item 3)



--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION             State of Delaware, U.S.


--------------------------------------------------------------------------------
               7    SOLE VOTING POWER                        0

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER                      3,226,918*
BENEFICIALLY

  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER                   0

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER                 3,226,918*
    WITH


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                             3,226,918*


--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      54.5%*



--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON                                OO(LLC)



--------------------------------------------------------------------------------

        *As a member owning 16.67% of EVISIONLLC.COM, LLC. The Reporting
      Person disclaims beneficial ownership of the Ordinary Shares held by
        Evisionllc.com, LLC other than its ownership percentage therein.

CUSIP No. M6777Q106              SCHEDULE 13D                Page 5  of 11 Pages




--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS                          ECO LLC*

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS                                   OO (See Item 3)



--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION             State of Delaware, U.S.


--------------------------------------------------------------------------------
               7    SOLE VOTING POWER                        0

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER                      3,226,918*
BENEFICIALLY

  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER                   0

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER                 3,226,918*
    WITH


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                             3,226,918*


--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      54.5%*



--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*                               OO(LLC)



--------------------------------------------------------------------------------

        *As a member owning 16.67% of EVISIONLLC.COM, LLC. The Reporting
      Person disclaims beneficial ownership of the Ordinary Shares held by
        Evisionllc.com, LLC other than its ownership percentage therein.

CUSIP No. M6777Q106              SCHEDULE 13D                Page 6  of 11 Pages




--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS                          SABLINE LLC*

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS                                   OO (See Item 3)



--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION             State of Delaware, U.S.


--------------------------------------------------------------------------------
               7    SOLE VOTING POWER                        0

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER                      3,226,918*
BENEFICIALLY

  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER                   0

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER                 3,226,918*
    WITH


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                             3,226,918*


--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      54.5%*



--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*                               OO(LLC)



--------------------------------------------------------------------------------

        *As a member owning 16.67% of EVISIONLLC.COM, LLC. The Reporting
      Person disclaims beneficial ownership of the Ordinary Shares held by
        Evisionllc.com, LLC other than its ownership percentage therein.

CUSIP No. M6777Q106              SCHEDULE 13D                Page 7  of 11 Pages




--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS                          MARIN.COM LLC*

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS                                   OO (See Item 3)



--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION             State of Delaware, U.S.


--------------------------------------------------------------------------------
               7    SOLE VOTING POWER                        0

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER                      3,226,918*
BENEFICIALLY

  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER                   0

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER                 3,226,918*
    WITH


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                             3,226,918*


--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      54.5%



--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON                                OO(LLC)



--------------------------------------------------------------------------------

        *As a member owning 16.67% of EVISIONLLC.COM, LLC. The Reporting
      Person disclaims beneficial ownership of the Ordinary Shares held by
        Evisionllc.com, LLC other than its ownership percentage therein.

CUSIP No. M6777Q106              SCHEDULE 13D                Page 8  of 11 Pages




--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS                          NILETT LLC*

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS                                   OO (See Item 3)



--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION             State of Delaware, U.S.


--------------------------------------------------------------------------------
               7    SOLE VOTING POWER                        0

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER                      3,226,918*
BENEFICIALLY

  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER                   0

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER                 3,226,918*
    WITH


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                             3,226,918*


--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      54.5%



--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON                                OO(LLC)



--------------------------------------------------------------------------------

        *As a member owning 16.67% of EVISIONLLC.COM, LLC. The Reporting
      Person disclaims beneficial ownership of the Ordinary Shares held by
        Evisionllc.com, LLC other than its ownership percentage therein.

                                                                    Page 9 of 11
Item 1.   Security and Issuer:

This statement on Schedule 13D (the "Statement") relates to the Ordinary Shares, NIS 0.01 Par Value ("Ordinary Shares") of Logal Educational Software and Systems Ltd., a company organized under the laws of Israel (the "Issuer"). The address of the Issuer's principal executive offices is 1 Bet Hillel Street, Tel Aviv, Israel.

Item 2. Identity and Background:

(a) - (c), (f) This Statement is filed by each of the seven persons listed in the table below. Each person is referred to herein as a "Reporting Person"; and all seven persons are referred to herein as the "Reporting Persons". The Reporting Persons described in line 2 - 6 in the table below (the "Members"), are members of EVISIONLLC.COM,LLC ("Evision"), the Reporting Person described in line 1 of such table and the purchaser of 3,226,918 Ordinary Shares. Each of the Members owns a 16.67% interest in Evision. Each Member disclaims beneficial ownership of any Ordinary Shares owned by Evision other than its percentage interest therein.

The name, the state or other place of its organization, its principal business and the address of its principal business of each Reporting Person and of the Managing Directors of such Reporting Person are set forth below.

(d) - (e) Each Reporting Person represents, severally and not jointly, that such Reporting Person has not during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body or competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.


    Name                 Place of      Principal Business  Address of its Principal Office Managing
                         Organization                      and Business                    Director

1   Evisionllc.com, LLC  Delaware      Holding Company     One Boca Place, Suite 340       Barry
                                                           West, 2255 Glades Road,         O'Callaghan (1)
                                                           Boca Raton, Fl 33431
2   SHG.Com LLC          Delaware      Holding Company     One Boca Place, Suite 340       Yoel Givol
                                                           West, 2255 Glades Road,
                                                           Boca Raton, FL  33431
3   ECO LLC              Delaware      Holding Company     One Boca Place, Suite 340       Gal Givol
                                                           West, 2255 Glades Road,
                                                           Boca Raton, FL  33431
4   GOG LLC              Delaware      Holding Company     One Boca Place, Suite 340       Gal Givol
                                                           West, 2255 Glades Road,
                                                           Boca Raton, FL  33431
5   SABLINE LLC          Delaware      Holding Company     One Boca Place, Suite 340       Barry
                                                           West, 2255 Glades Road,         O'Callaghan
                                                           Boca Raton, Fl 33431
6   MARIN.COM LLC        Delaware      Holding Company     One Boca Place, Suite 340       Barry
                                                           West, 2255 Glades Road,         O'Callaghan
                                                           Boca Raton, Fl 33431
7   NILETT LLC           Delaware      Holding Company     One Boca Place, Suite 340       Barry
                                                           West, 2255 Glades Road,         O'Callaghan
                                                           Boca Raton, Fl 33431

(1) Does not have power to vote or dispose of the Ordinary Shares without authorization from the Members.

Item 3 Source and Amount of Funds or Other Consideration.  Page 10 of 11

Evision purchased the Ordinary Shares from Advent International Group, Discount Investment Corporation Ltd., Gemini Israel Fund, The Unicycle Trading Company, Atid Limited Partnership, Trinet Venture Capital Ltd, Manakin Investments B.V., Charles Banov, Yadin Kaufmann, Hugo Kaufmann and Compton Ltd., on September 21, 1999. Certain Members loaned funds to Evision to finance the purchase of the Ordinary Shares.

Item 4. Purpose of Transaction.

Yoel Givol, the Issuer's Chief Executive Officer and a director, is a member and Managing Director of SHG.COM LLC, and members of Mr. Givol's family are members of GOG LLC and ECO LLC. Pat McDonagh, who will become a director of the Issuer on or about October 4, 1999, is a member of NILETT LLC, and a trust for the benefit of members of Mr. McDonagh's family is a member of SABLINE LLC. Barry O'Callaghan, the Managing Director of Evision, Nilett LLC, Sabline LLC and Marin.Com LLC, will become a director of the Issuer on or about October 4, 1999. Accordingly, Evision will be deemed to control the Issuer. Mr. Pat McDonagh disclaims beneficial ownership of any Ordinary Shares owned by Evision other than the percentage interest owned by NILETT LLC therein. Barry O'Callaghan does not have the authority to vote or dispose of the Ordinary Shares on behalf of Evision and therefore disclaims beneficial ownership thereof.

Item 5 Interest in the Securities of the Issuer:

Evision is the record owner of 3,226,918 Ordinary Shares. Each Member owns 16.67% of Evision. Each Member disclaims beneficial ownership of any Ordinary Shares owned by Evision, other than its percentage interest therein.

SHG.COM LLC's members are Yoel Givol (47.96%) and his wife, Sharona Givol (52.04%).

ECO LLC's members are Yoel Givol's children, Gal Givol (52.10%) and Yotam Givol (47.90%). Gal Givol does not reside in the same household as Mr. Givol and therefore Mr. Givol disclaims beneficial ownership of Gal Givol's percentage interest of ECO LLC in Evision.

GOG LLC's members are Yoel Givol's children, Gal Givol (52.04%) and Yotam Givol (47.96%). Gal Givol does not reside in the same household as Mr. Givol and therefore Mr. Givol disclaims beneficial ownership of Gal Givol's percentage interest of ECO LLC in Evision.

NILETT LLC's member is Pat McDonagh (100%).

MARIN.COM LLC's member is Moreau Settlement, an Isle of Man trust. The beneficiary of such trust is Vincent Caldwell and the trustee is Fortress Management Limited, with address at 29/31 Duke Street, Douglas, Isle of Man.

SABLINE LLC's member is Renton Trust, an Isle of Man trust. The beneficiaries of the trust are Pat McDonagh's children and the trustee is Mr. Peter Davis.

Item 6 Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer:

A share purchase agreement was signed on September 21, 1999 among Evision, as purchaser, and Advent International Group, Discount Investment Corporation Ltd., Gemini Israel Fund, the Unicycle Trading Company, Atid Limited Partnership, Trinet Venture Capital Ltd, Manakin Investments B.V., Charles Banov, Yadin Kaufmann, Hugo Kaufmann and Compton Ltd, as sellers, in which the sellers agreed to sell to purchaser an aggregate of 3,226,918 Ordinary Shares. After the closing of the transactions under such agreement, expected on October 4, 1999, 54.5% of the Ordinary Shares of the Issuer will be held by Evision.

Item 7. Materials to be Filed as Exhibits:

Purchase Agreement Dated September 21, 1999.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this Statement is true, complete and correct.

Dated:        September 30, 1999

EVISION.LLC.COM, LLC

By:  /s/  Barry O'Callaghan
   ---------------------------
   Name:  Barry O'Callaghan
   Title: Managing Director


SHG.COM LLC

By:  /s/  Yoel Givol
   ---------------------------
   Name:  Yoel Givol
   Title: Managing Director

GOG LLC

By:  /s/  Gal Givol
   ---------------------------
   Name:  Gal Givol
   Title: Managing Director

ECO LLC

By:  /s/  Gal Givol
   ---------------------------
   Name:  Gal Givol
   Title: Managing Director

MARIN.COM LLC

By:  /s/  Barry O'Callaghan
   ---------------------------
   Name:  Barry O'Callaghan
   Title: Managing Director

SABLINE LLC

By:  /s/  Barry O'Callaghan
   ---------------------------
   Name:  Barry O'Callahan
   Title: Managing Director

NILETT LLC

By:  /s/  Barry O'Callaghan
   ---------------------------
   Name:  Barry O'Callaghan
   Title: Managing Director